UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share

American Depositary Shares, each representing two ordinary shares

(Title of Class of Securities)

53225G102(1)

(CUSIP Number)

ZHEJIANG AOKANG SHOES CO., LTD.

Aokang Industrial Park, Dongou Industrial District

Oubei Town, Yongjia County, Zhejiang Province

People’s Republic of China

+86 577-67915188

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1)    This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two ordinary shares.

CUSIP No. 53225G102	13D

1	Name of Reporting Person AOGANG INTERNATIONAL (HONG KONG) CORPORATION LIMITED I.R.S. Identification Nos. of Above Persons (Entities Only)
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds* AF, BK
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐ N/A
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 24,553,810 ordinary shares(2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 24,553,810 ordinary shares(2)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,553,810 ordinary shares(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.4%(3)
14	Type of Investor (See Instructions) CO

(2)   Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).

(3)   The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon 133,293,041 Ordinary Shares outstanding as of June 30, 2018 as reported in the Issuer’s unaudited condensed consolidated balance sheets filed with the U.S. Securities and Exchange Commission on a Form 6-K dated September 21, 2018.

CUSIP No. 53225G102	13D

1	Name of Reporting Person ZHEJIANG AOKANG SHOES CO., LTD. I.R.S. Identification Nos. of Above Persons (Entities Only)
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds* WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐ N/A
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 24,553,810 ordinary shares(2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 24,553,810 ordinary shares(2)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,553,810 ordinary shares(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.4%(3)
14	Type of Investor (See Instructions) CO

(2)   Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).

(3)   The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon 133,293,041 Ordinary Shares outstanding as of June 30, 2018 as reported in the Issuer’s unaudited condensed consolidated balance sheets filed with the U.S. Securities and Exchange Commission on a Form 6-K dated September 21, 2018.

CUSIP No. 53225G102	13D

1	Name of Reporting Person ZHENTAO WANG I.R.S. Identification Nos. of Above Persons (Entities Only)
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds* AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐ N/A
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 24,553,810 ordinary shares(2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 24,553,810 ordinary shares(2)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,553,810 ordinary shares(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.4%(3)
14	Type of Investor (See Instructions) IN

(2)   Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).

(3)   The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon 133,293,041 Ordinary Shares outstanding as of June 30, 2018 as reported in the Issuer’s unaudited condensed consolidated balance sheets filed with the U.S. Securities and Exchange Commission on a Form 6-K dated September 21, 2018.

CUSIP No. 53225G102	13D

1	Name of Reporting Person AOKANG INVESTMENT HOLDINGS CO., LTD. I.R.S. Identification Nos. of Above Persons (Entities Only)
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds* AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐ N/A
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 24,553,810 ordinary shares(2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 24,553,810 ordinary shares(2)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,553,810 ordinary shares(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.4%(3)
14	Type of Investor (See Instructions) CO

(2)   Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).

(3)   The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon 133,293,041 Ordinary Shares outstanding as of June 30, 2018 as reported in the Issuer’s unaudited condensed consolidated balance sheets filed with the U.S. Securities and Exchange Commission on a Form 6-K dated September 21, 2018.

CUSIP No. 53225G102	13D

1	Name of Reporting Person JINQUAN WANG I.R.S. Identification Nos. of Above Persons (Entities Only)
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds* AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐ N/A
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 24,553,810 ordinary shares(2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 24,553,810 ordinary shares(2)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,553,810 ordinary shares(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.4%(3)
14	Type of Investor (See Instructions) IN

(2)   Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).

(3)   The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon 133,293,041 Ordinary Shares outstanding as of June 30, 2018 as reported in the Issuer’s unaudited condensed consolidated balance sheets filed with the U.S. Securities and Exchange Commission on a Form 6-K dated September 21, 2018.

CUSIP No. 53225G102	13D

Item 1.  Security and Issuer.

This amendment No. 3 to Schedule 13D (this “Amendment No. 3) relates to the ordinary shares, par value $0.000067 per share (the “Shares”) and American Depositary Shares (“ADSs”), each representing two Shares, of LightInTheBox Holding Co., Ltd. (the “Issuer”). The principal executive office of the Issuer is located at Tower 2, Area D, Diantong Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China.

This Amendment No. 3 amends and supplements the statement on Schedule 13D filed on August 5, 2015, Amendment No. 2 filed thereto on July 5, 2018 (the “Statement”).

The ADSs are listed on the New York Stock Exchange under the symbol “LITB.”

Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented with the following:

On November 6, 2018, Zall Cross-border E-Commerce Investment Company Limited (“E-Commerce”) and Aokang entered into an Amendment to the Deed of Acting-in-Concert, pursuant to which the Deed of Acting-in-Concert, described in Item 6 of Amendment No. 3 of this Schedule 13D, was terminated as of that date.  As such, E-Commerce may no longer direct the vote of Aokang’s 24,553,810 shares, both parties may dispose of their respective holdings without the consent of the other, the parties may no longer be deemed members of a “group” with each other, and E-Commerce may no longer be deemed to have indirect voting power and dispositive power over Aokang’s shares.  A copy of the English translation of the Amendment to Deed of Acting-in-Concert is filed as Exhibit 1 hereto and the foregoing description is qualified in its entirety to such exhibit.

CUSIP No. 53225G102	13D

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description

1

English Translation of Amendment to Deed of Acting-in-Concert dated November 6, 2018 between Zall Cross-border E-Commerce Investment Company Limited and Aogang International (Hong Kong) Corporation Limited.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated: November 23, 2018

AOGANG INTERNATIONAL (HONG KONG) CORPORATION LIMITED

By:	/s/ Zhentao Wang
Name:	Zhentao Wang
Title:	Director

ZHEJIANG AOKANG SHOES CO., LTD.

By:	/s/ Zhentao Wang
Name:	Zhentao Wang
Title:	Chairman of the Board

AOKANG INVESTMENT HOLDINGS CO., LTD.

By:	/s/ Zhentao Wang
Name:	Zhentao Wang
Title:	Chairman of the Board

ZHENTAO WANG

By:	/s/ Zhentao Wang

JINQUAN WANG

By:	/s/ Jinquan Wang